Exhibit 11.1

AMPAL-AMERICAN ISRAEL CORPORATION AND SUBSIDIARIES

SCHEDULE SETTING FORTH COMPUTATION OF EARNINGS (LOSS) PER SHARE OF CLASS A STOCK

NINE MONTHS ENDED SEPTEMBER 30,	2011	2010
(Dollars in thousands, except per share amounts)	(Unaudited)	(Unaudited)

Basic and diluted EPS:
Loss from continuing operations attributable to Ampal’s shareholders	$(76,397)	$(39,336)
Income from discontinued operations, net of tax	34,066	3,562
Net Loss income attributable to Ampal’s shareholders	(42,331)	(35,774)
Earnings per share of Class A Stock:
Loss from continuing operations	(1.36)	(0.70)
Income from discontinued operations, net of tax	0.61	0.06
	$(0.75)	$(0.64)

Shares used in calculation	56,134	56,134